                                                                   Exhibit 28(a)


     NEW YORK - DJ - Standard & Poor's Ratings Group said it revised its ratings outlook on Hawaiian Electric Industries, Inc.'s (HEI) and its utility subsidiary, Hawaiian Electric Co., (HECO) to stable from negative. S&P also said it revised its ratings outlook on HECO's units, Maui Electric Co. (MECO) and Hawaii Electric Light Co. (HELCO) to stable from negative.

     Said S&P: "S&P affirms its ratings on the various entities (see list below).

     "The outlook revision reflects recent Hawaii Public Utilities Commission
(PUC) decisions which demonstrate a continuing trend of regulatory support for the company's heavy construction program and HEI's commitment to a well balanced capital structure. As expected, on Dec. 30, HEI infused $30 million of common equity into the utility.

     "HECO, the system's primary cash source (76% of operating income), has received three orders from the PUC, all of which took effect Jan. 1, 1995. On Dec. 28, the PUC issued a final decision in the 1994 test-year case, awarding a 6.5% hike, or about 75% of the amount sought by HECO. The permanent increase is premised on a 12.15% return on equity (ROE) and grants an increase of $3.5 million in addition to the interim hikes of $36.9 million that became effective in several steps during 1994.

     "On Dec. 30, 1994, the PUC granted HECO an interim hike of $13.2 million (1.9%) in the 1995 test-year proceeding based on a 12.16% ROE. The ruling, which is subject to further review, is part of HECO's revised request for a $38.5 million hike. The PUC deferred consideration of HECO's request for an $8.6 million increase related to the Waiau-CIP transmission line until a later date. A final order is expected this fall. In addition, on Nov. 29, 1994, the PUC authorized recovery of the full cost of postretirement benefits other than pensions.

     "The higher tariffs are needed to recover rising operating costs and new capital projects aimed at improving reliability.

     "HECO ratings reflect a low average business position and somewhat subpar financials when adjusted for off-balance sheet purchased power obligations. The utility's ambitious capital program, oil-dependency, soft economy, and high rates are only partly offset by limited competitive threats and absence of both acid rain exposure and nuclear challenges. Yet, continued regulatory support and management's commitment to a solid capital structure will help to alleviate downward credit pressure," S&P said. Rating Affirmed, Outlook Revised to Stable

                                                             Rating
Hawaiian Electric Industries, Inc.
     Senior unsecured debt                                   BBB
     Commercial paper                                        A-2

Hawaiian Electric Co.
     Senior secured debt                                     BBB+
     Senior unsecured debt                                   BBB
     Unsecured IRBs                                          BBB
     Preferred stock                                         BBB
     Commercial paper                                        A-2

Maui Electric Co.
     Senior unsecured debt                                   BBB

Hawaii Electric Light Co.
     Senior unsecured debt                                   BBB